Facsimile Cover Sheet

Studsvik®

03007815

82-5772

SUPPL

03 MAR 18 AM 7:21

To: Securities and Exchange Commission

Fax: 12029429624

From: Studsvik AB

Date: Tue 18 Mar 2003 02:36:12 AM EST

Headline: Studsvik Acquires German IFM

PROCESSED
APR 10 2003
THOMSON FINANCIAL

4/7

Studsvik®

PRESS RELEASE

Datum – Date
March 18, 2003

Studsvik Acquires German IFM

Studsvik is consolidating its position on the German market through the acquisition of the Industrieanlagen Fritz & Marx Group (IFM). The Group is a significant player on the fast-growing market for the decommissioning of nuclear facilities.

IFM, which has an order book spanning several years, annual net sales of about EUR 15 million and a total of 200 employees, will be integrated with Studsvik's German subsidiary, SINA. For some time, SINA has specialized in services for the decommissioning of nuclear facilities. With the acquisition, SINA is increasing its technical capacity to also conduct highly complex projects.

Following the acquisition, SINA now has about EUR 45 million in net sales and has just under 700 employees. This means that the company is a leading player on the market for the decommissioning of nuclear facilities in German.

Nuclear facility decommissioning is one of the fastest growing and most profitable segments in the nuclear market. At present, it is primarily Germany, and soon Italy, that are the most exciting geographical segments in Europe. England, Sweden and Lithuania are also of potential interest in the future.

So far, it is mainly nuclear research institutions and other non-power-producing facilities that have been dismantled. However, in Germany, the process of closing down commercial nuclear power plants has been underway for some time and decontamination and dismantling are expected to increase in the near future. Facilities pending decommissioning include the nuclear power plants Mülheim-Kärlich, Stade, which is now in its final operating period, and Obrigheim. The decommissioning of Obrigheim will probably start within a few years' time. Most nuclear power plants will probably be decommissioned in such a way that the plant sites are restored to greenfield status.

"IFM is a strategically important acquisition for Studsvik on a market where demand is already high. When the decommissioning of Mülheim-Kärlich starts, there will be a capacity shortage," says Kjell Westerberg, President of SINA in Germany. "The projects are usually long, since it can take 10-15 years before greenfield status is reached. We are prepared to meet the increased demand in Germany and we've a long history of working with the German market. IFM will enhance our expertise, bringing customers and contracts. We complement IFM with our know-how in health physics, which opens up opportunities for completely new types of projects for both companies."

Studsvik®

PRESS RELEASE

Datum – Date
March 18, 2003

"Studsvik is targeting the decommissioning market. Germany is the market in Europe which is developing the fastest and we are very satisfied with our acquisition of IFM," comments Studsvik's Chief Executive Officer, Hans-Bertil Håkansson. "The knowledge that we are currently building in Germany will be a major asset on future decommissioning markets, especially in Sweden. Studsvik now has the resources to provide broad-based solutions to customers, from planning and characterization to hands-on dismantling and the treatment of organic and metallic waste."

A teleconference with Hans-Bertil Håkansson, Chief Executive Officer of Studsvik, and Jerry Ericsson, Chief Financial Officer of Studsvik will be held at 11:00 today.
Call +46 8 598 067 45.

STUDSVIK AB (publ)

For further information, contact Hans-Bertil Håkansson, Chief Executive Officer of Studvik, tel: +46 155 22 10 26 or cellphone: +46 709 67 70 26.

Facts about Studsvik

Studsvik is a high-tech company with a leading position in nuclear technology. Studsvik develops and markets products and services which contribute to solving customers' environmental, safety and quality problems through the application of primarily nuclear technology as well as other industrial processes. Studsvik's business is international and customers mainly comprise nuclear power plants and nuclear fuel producers as well as industrial companies and organizations in the health care sector. Studsvik comprises four strategic business units (SBU) - Nuclear Technology, Waste & Decommissioning, Industrial Services and Nuclear Medicine.